OMB 3/16/11

11020628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

SEC FILE NUMBER
8- 44462

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capwest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 South Wadsworth Blvd., Suite 590
(No. and Street)

Denver, (City) Colorado (State) 80123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale K. Hall (303) 798-5407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Comiskey & Company, P.C.
(Name – *if individual, state last, first, middle name*)

7900 East Union Ave., Suite 150 (Address) Denver, (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/25

OATH OR AFFIRMATION

I, Dale K. Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capwest Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

NOTARY PUBLIC
JODIE REDFERN
STATE OF COLORADO
MY COMMISSION EXPIRES: 09-23-2012

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Comiskey & Company
Professional Corporation

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
CapWest Securities, Inc.
Lakewood, Colorado

We have audited the accompanying statement of financial condition of CapWest Securities, Inc. (the "Company") as of December 31, 2010, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CapWest Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note (2) to the financial statements, the Company has suffered recurring losses for the past three years and is a party to substantial litigation. These uncertainties raise substantial doubt about its ability to continue as going concern. Management's plans to regard to these matters are also described in Note (2). The financial statements do not include any adjustments relating to the recoverability and classification of asset carry amounts or the amount and classification or liabilities that might result should the Company be unable to continue as going concern.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital Under Rule 15c3-1 and Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of 1 are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denver, Colorado
February 24, 2011

Comiskey & Company
PROFESSIONAL CORPORATION

Certified Public Accountants & Consultants

7900 East Union Ave • Suite 150 • Denver, CO 80237
(303) 830-2255 • Fax (303) 830-0876 • info@comiskey.com • www.comiskey.com

CapWest Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	58,948
Commissions receivable		99,991
Clearing receivable		75,437
Deposits		8,319
Prepaid expenses		25,679
Total current assets		268,374
NONCURRENT ASSETS		
Property, plant and equipment (less accumulated depreciation)		1,344
Total noncurrent assets		1,344
TOTAL ASSETS	$	269,718

LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$	102,912
Corporate income taxes payable		2,500
Accrued expenses payable		34,518
Total current liabilities		139,930
STOCKHOLDER'S EQUITY		
Common stock, $0.01 par value; 10,000 shares authorized; 1,000 shares issued and outstanding at December 31, 2010		10
Additional paid-in capital		69,763
Retained earnings		60,015
Total stockholder's equity		129,788
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	269,718

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
STATEMENT OF OPERATIONS
December 31, 2010

REVENUES	
Commissions	$ 2,870,341
Interest income	251
Other income	80,896
Total income	2,951,488
EXPENSES	
Commissions	2,180,000
General and administrative	413,729
Management fees - related party	463,623
Total expenses	3,057,352
NET LOSS BEFORE INCOME TAX	(105,864)
Income tax expense	(2,724)
NET LOSS	$ (108,588)

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
STATEMENT OF STOCKHOLDER'S EQUITY
December 31, 2010

	Common Stock		Additional		Total
	Number of shares	Amount	Paid - in capital	Retained earnings	stockholder's equity
Balances at December 31, 2009	1,000	$ 10.00	$ 69,763	$ 168,603	$ 238,376
Net loss	-	-	-	(108,588)	(108,588)
Balances at December 31, 2010	1,000	$ 10	$ 69,763	$ 60,015	$ 129,788

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (108,588)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Depreciation expense	669
Decrease in commission receivable	16,795
Decrease in clearing receivable	55,686
Decrease in accounts receivable - related parties	38,745
Increase in deposits	(23,980)
Decrease in prepaid expenses	27,541
Decrease in commissions payable	(71,202)
Decrease in corporate income tax payable	(681)
Decrease in accrued expenses payable	(76,732)
Net cash flows from operating activities	(141,747)
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(141,720)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	200,668
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 58,948

SUPPLEMENTAL SCHEDULE OF OTHER CASH AND NON CASH INFORMATION:

Cash paid for interest	-
Cash paid for income taxes	-

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

1. Summary of Significant Accounting Policies

Nature of Business

CapWest Securities, Inc. (the "Company"), a Colorado corporation, was incorporated in 1991 to provide security brokerage and related services as set forth by the Securities and Exchange Commission and National Association of Securities Dealers, Inc. ("NASD"). The Company does not maintain or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by either Pershing Securities, Inc. or Southwest Securities, Inc. on a fully-disclosed basis. Pershing Securities, Inc. and Southwest Securities, Inc. make and keep such records of transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker/dealer pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended. Pershing Securities, Inc. and Southwest Securities, Inc. also perform all services customarily incident therein, including preparation and distribution of customer confirmations, customer statements, and maintenance of margin requirements.

Method of Presentation

The Company has elected to present the statement of financial condition separating assets and liabilities between current and non-current categories. The presentation is in accordance with generally accepted accounting principles, but is often not used by members of the brokerage industry.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation for both financial reporting and tax purposes is provided on the straight-line and accelerated methods over the following estimated useful lives:

Office Equipment	5 years
Computer Equipment	5 years

Repairs and Maintenance

Repairs and maintenance of a routine nature are charged as incurred, in addition, those which extend or improve the life of existing assets are capitalized.

Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalents are in demand deposit accounts placed with federally insured financial institutions. Such deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts and highly liquid debt investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Securities transactions, including the resulting commission revenue and expense, are recorded on a trade-date basis. Front-end commissions on mutual fund sales are recorded in full on the trade date. The 12b-1 fees are recognized upon receipt and the related commission expenses are accrued ratably as these fees are received.

1. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

In September 2009, the FASB issued Accounting Standards Update No. 2009-06, Income Taxes (ASC Topic 740). The Company accounts for income taxes in accordance with ASC Topic 740, "Accounting for Uncertainty in Income Taxes" (ASC Topic 740) which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company's management does not believe it has any uncertain tax positions that would not be upheld in an audit. During the fiscal year ended December 31, 2010, there were no increases or decreases to unrecognized tax benefits relating to settlements with taxing authorities, and there were no reductions to unrecognized tax benefits as a result of lapse of the applicable statute of limitations. As of December 31, 2010, the Company has no unrecognized tax benefits that, if recognized, would affect the effective tax rate. CapWest Securities, Inc. has no tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized. As of December 31, 2010, the valuation allowance totaled $60,200.

Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years. The Company and its parent file a consolidated income tax return. Income tax expense in the Company's income statement has been allocated on the basis of the Company's earnings as a percentage of total consolidated earnings, as adjusted for temporary tax differences.

The Company has elected to classify any interest or penalties recognized with respect to any unrecognized tax benefits as income taxes. For December 31, 2010, penalties totaled $150, and no amount of interest or penalties with respect to any unrecognized tax benefits have been accrued.

Recent Accounting Pronouncements

Effective July 1, 2009, the Company adopted the FASB Accounting Standards Codification ("ASC") 105-10, Generally Accepted Accounting Principles. ASC 105-10 establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. All guidance contained in the Codification carries an equal level of authority. The FASB will now issue new standards in the form of Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis for conclusion on the changes in the Codification. References made to FASB guidance have been updated for the Codification throughout this document.

2. Going Concern

The Company has sustained losses from operations for the past three fiscal years and has experienced a corresponding reduction in its net capital from year to year. In addition, the Company is currently a defendant in numerous lawsuits related to the sale of its products. Although management considers it likely that the Company's insurance will cover losses and costs related to this litigation, there can be no guarantee that the amount of future awards, if any, will not exceed existing coverage limits. There is also no guarantee that the Company will be able to obtain favorable insurance in the future to offset potential claims from the sales of its products.

These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. If as a result of losses from operations or from litigation, the Company were to fail to meet regulatory net capital requirements, it would be required to raise additional capital to continue operations. Although the Company's parent may assist from time to time with funding for the Company, there can be no assurance that the Company will be successful in obtaining additional capital on terms favorable to the Company, or at all. Management plans to aggressively market the Company's services to increase income from operations, and may also negotiate deferrals or reductions of certain expenses. The accompanying financial statements do not contain any adjustments which might be necessary as a result of this uncertainty.

3. Litigations

As of December 31, 2010, in the normal course of business, Capwest had been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising primarily in connection with its sale of alternative investment products to customers. Capwest is also involved from time to time in other reviews, investigations and proceedings by governmental and self-regulatory agencies regarding its activities, any of which could result in penalties or other injunctions.
Capwest recognizes a liability for a contingency in accrued expenses when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. The determination of the outcome and loss estimates requires significant judgment on the part of management.

Currently, Capwest, with the assistance of its liability insurance carrier, is in the process of settling several outstanding legal actions, and others are scheduled for arbitration during 2011. In addition, there are five civil actions pending against the Company for which a court date has not been established. Management believes that certain of the pending actions are fully defensible, and will result in no liability to the Company or its insurer. Management expects the remaining actions to be settled by Capwest's insurance company with no additional liability to Capwest. Consequently, no provision for loss has been made in the accompanying financial statements for cost of litigation. Fees related to scheduled arbitrations have been expensed as incurred.

In connection with the defense of these various legal actions, the Company's parent, Capstone Financial Group, Inc. ("Capstone"), has incurred legal fees on behalf of Capwest, which management believes will be absorbed by the Company's liability insurance carrier.

4. Clearing Deposit

The Company maintains deposits totaling $25,000 with its clearing brokers and has provided a security interest with respect to the amount deposited.

5. Leases

The Company leases office space under a non-cancelable operating lease through December 31 2012, requiring escalating monthly payments plus a percentage of common area charges. The Company subleases office space to certain of its brokers on a month-to-month basis. Sublease income has been netted against rental expense. The Company also leases office space from a related party for its Greeley office. The lease is on a month-to-month basis. Rent expense for the year ended December 31, 2010 totaled $87,581.

The Company began leasing digital copiers for both the Lakewood and Greeley offices. Effective April 2008, the Lakewood copier lease requires monthly payments for the next five years. Effective December 2007, the Greeley copier lease requires monthly payments for the next three years. Equipment lease expense for the year ended December 31, 2010 totaled $14,831.

Future minimum lease payments for the next four years are as follows:

For the year ended December 31,	Amount
2011	99,901
2012	102,669
2013	2,405
	$ 204,975

6. Related Party Transactions

The Company has a management fee agreement with its sole stockholder, Capstone Financial Group, Inc. ("Capstone"). Management fees are paid at the discretion of the Board of Directors based upon services performed by Capstone employees to the Company. Management fees incurred to Capstone during the year ended December 31, 2010 totaled $463,623.

7. Income Taxes

The Company files a consolidated Federal income tax return with its parent, Capstone Financial Group, Inc. As of December 31, 2010, the Company has contributed approximately $(80,000) to the consolidated taxable loss. Income tax expense allocated to the Company is based upon the ratio that taxable income contributed by the Company bears to the total consolidated taxable income for the year.

The components of income tax expense are:

State income and franchise taxes currently payable	(2,500)
Total income tax expense	$ (2,500)

The Company has approximately $177,000 in unused Federal and State net operating losses which will be available to offset future taxable income through 2030. The tax effect of this net operating loss, computed at approximately $60,200, has been offset by a full valuation allowance. During the year ended December 31, 2010, the valuation allowance increased by $40,200.

8. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provision. As of December 31, 2010, the Company had net capital and minimum net capital requirements of $80,420 and $50,000, respectively. The net capital ratio (aggregate indebtedness to net capital) was 1.74 to 1. In accordance with Rule 15c3-1, the net capital ratio may not exceed 15 to 1.

9. Subsequent Event

The Company has evaluated subsequent events for the period from December 31, 2010, the date of these financial statements, through February 24, 2011, which represents the date these financial statements are available to be issued. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring during this subsequent event reporting period that require recognition or disclosure in the financial statements. With respect to this disclosure, the Company has not evaluated subsequent events occurring after February 24, 2011.

CapWest Securities
Schedule of Computation of Net Capital
Under Rule 15c3-1 of the SEC
December 31, 2010

Computation of Net Capital

1	Total ownership equity from Statement of Financial Condition		$ 129,788
2	Deduct ownership equity not allowable for Net Capital		-
3	Total ownership equity qualified for Net Capital		$ 129,788
4	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	B. Other (deductions) or allowance credits (list)		-
5	Total capital and allowable subordinated liabilities		$ 129,788
6	Deductions and/or changes:		
	A. Total nonallowable assets from Statement of Financial Condition	49,368	
	B. Secured demand note deficiency	-	
	C. Commodity future contracts and spot commodities-proprietary capital charges	-	
	D. Other deductions and/or charges	-	
			$ (49,368)
7	Other additions and/or allowable credits		-
8	Net capital before haircuts on securities positions		$ 80,420

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
Schedule of Computation of Net Capital
Under Rule 15c3-1 of the SEC
(Continued)
December 31, 2010

Computation of Net Capital (continued)

9 Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
A. Contractual securities commitments	$ -	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:		
1 Exempted securities	-	
2 Debt securities	-	
3 Options	-	
4 Other securities	-	
D. Undue concentration	-	
E. Other	-	
		-
10 Net Capital		80,420
Computation of Basic Net Capital Requirements		
11 Mimimun net capital required (6-2/3 % of line 18)		9,329
12 Mimimum dollar net capital requirement of reporting broker or dealer		50,000
13 Net capital requirement (greater of line 11 or 12)		50,000
14 Excess net capital (line 10 less line 13)		30,420
15 Excess net capital at 1000% (line 10 less 10% of line 16)		66,427

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
Schedule of Computation of Net Capital
Under Rule 15c3-1 of the SEC
(Continued)
December 31, 2010

Computation of Aggregrate Indebtedness

16	Total Aggregate Indebtedness liabilities from Statement of Financial Condition		$ 139,930
17	Add:		
	A. Drafts for immediate credit	$ -	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-	
	C. Other unrecorded amounts	-	
			$ -
18	Total aggregate indebtedness		$ 139,930
19	Percentage of aggregate indebtedness to net capital		174%
20	Percentage of debt to debt-equity total computed in accordance with rule 15c3-1(c)		0%

Computation of Alternative Net Capital Requirement

The "Computation of Alternative Net Capital Requirement" is not applicable and, therefore, items 22 through 26 have not been included.

The accompanying notes are an integral part of the financial statements.

CapWest Securities, Inc.
NOTES TO COMPUTATION OF NET CAPITAL
December 31, 2010

1. Basis of Presentation

The Company's unaudited Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the"Schedule") previously filed with Part IIA for the year ended December 31, 2010 included the following potentially material differences:

2. Total Ownership Equity

The difference between the Company's unaudited ownership equity and the audited amount is reconciled as follows:

The Company's unaudited total ownership equity	$	144,814
Adjustment to reduce prepaid expenses		(15,056)
Other adjustments to total expenses		1,705
Audited total ownership equity	$	131,463

3. Total Aggregate Indebtedness Liabilities

The difference between the Company's unaudited aggregate indebtedness liabilities and the audited amount is reconciled as follows:

The Company's unaudited aggregate indebtedness liabilities	$	139,932
Rounding		(1)
Audited total aggregate indebtedness liabilities	$	139,931

3. Excess of Net Capital Computation

The difference between the Company's unaudited net capital and the audited amount is reconciled as follows:

Net Capital as reported in the Company's Part II, Focus Report	$	78,715
Audit adjustments:		
Adjustments to total expenses		1,705
Audited Net Capital Computation	$	80,420
Audited Minimum Net Capital Required	$	50,000
Audited Excess Net Capital	$	30,420
Audited Excess Net Capital at 1,000%	$	66,427

CapWest Securities, Inc.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC
December 31, 2010

CapWest Securities, Inc. is exempt under Rule 15c3-3 in accordance with Section (k)(2) of the Securities and Exchange Act of 1934. All customer transactions are cleared through another broker/dealer on a fully-disclosed basis. During the year ended December 31, 2010, the Company cleared customer transactions through Pershing Securities, Inc. and Southwest Securities, Inc.

The accompanying notes are an integral part of the financial statements.

Comiskey Professional Corporation
&Company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
CapWest Securities, Inc.
Lakewood, Colorado

In planning and performing our audit of the financial statements of CapWest Securities, Inc. for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants & Consultants

7900 East Union Ave • Suite 150 • Denver, CO 80237
(303) 830-2255 • Fax (303) 830-0876 • info@comiskey.com • www.comiskey.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Denver, Colorado
February 24, 2011

Cordovano and Company
PROFESSIONAL CORPORATION